Exhibit 99.1

New Gold Announces Results of Vote for Election of Board of Directors

TORONTO--(BUSINESS WIRE)--April 29, 2019--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American:NGD) today announces the voting results from the election of its Board of Directors at New Gold’s Annual General Meeting of Shareholders (the “Meeting”) held on April 24, 2019 in Toronto, Ontario. The director nominees listed in the Management Information Circular dated March 14, 2019 were elected as directors of New Gold at the Meeting by a show of hands. New Gold received the following proxy votes in advance of the Meeting with respect to the election of directors:

Director Nominee	Proxy Votes For	% of Proxy Votes For	Proxy Votes Withheld	% of Proxy Votes Withheld
Renaud Adams	269,499,194	99.38%	1,690,728	0.62%
Gillian Davidson	268,639,585	99.06%	2,550,337	0.94%
James Gowans	269,200,897	99.27%	1,989,025	0.73%
Margaret Mulligan	268,743,121	99.10%	2,446,801	0.90%
Ian Pearce	268,392,283	98.97%	2,797,639	1.03%
Marilyn Schonberner	268,464,474	99.00%	2,725,448	1.00%

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on April 26, 2019.

About New Gold Inc.
New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets in top-rated jurisdictions, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold’s objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

CONTACT:
Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com